SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GETTY IMAGES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	98-0177556
(Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

601 North 34th Street, Seattle, WA	98103
(Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

333-38777

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Shares of Common Stock,	New York Stock Exchange
par value $.01 per share

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. One share of preferred stock has been designated as Series A special voting preferred stock and is outstanding and one share of preferred stock has been designated as Series B special voting stock and is outstanding. No other shares of preferred stock are currently outstanding.

The following is a summary description of the Company’s capital stock. The Company’s bylaws and the restated certificate of incorporation provide further information about the capital stock.

COMMON STOCK

Each holder of the Company’s common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of the Company’s common stock is entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, each holder of common stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any class of preferred stock then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of the common stock are fully paid and nonassessable.

PREFERRED STOCK

The board of directors of the Company has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series, without the approval of the Company’s stockholders. The authority of the board of directors to issue preferred stock without approval of the stockholders may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of the common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of the common stock, including the loss of voting control to others.

The Company has issued one share of Series A special voting preferred stock and one share of Series B special voting preferred stock, collectively referred to as “special voting stock.” The holder of the special voting stock is not entitled to receive dividends or to participate in the proceeds of any liquidation, and the certificates of designation governing the special voting stock provide no rights or preferences other than the voting rights described below. The special voting stock is held by Montreal Trust Company of Canada, as trustee, under two voting trust and exchange rights agreements. Under these agreements, Montreal Trust is obligated to vote the Series A special voting stock and the Series B special voting stock in accordance with the instructions received from the holders of the exchangeable non-voting shares of EyeWire Partners, Inc. and 3032097 Nova Scotia Limited, respectively.

The holder of the special voting stock is entitled to vote with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. The voting rights of the holder of the special voting stock are identical to those of the holders of common stock in all respects, except that the holder of the special voting stock is entitled to a number of votes equal to the number of shares of the common stock issuable upon the exchange of (a) in the case of the Series A special voting stock, the outstanding exchangeable non-voting shares of EyeWire Partners, and (b) in the case of the Series B special voting stock, the outstanding exchangeable non-voting shares of 3032097 Nova Scotia Limited, in each case excluding exchangeable non-voting shares which are owned by the Company, any of the Company’s subsidiaries and any person directly or indirectly controlled by or under common control with the Company. All of the exchangeable non-voting shares of EyeWire Partners are held by one of the Company’s controlled subsidiaries and, therefore, the Series A special voting stock is not currently entitled to exercise voting rights.

EXCHANGEABLE NON-VOTING SHARES IN 3032097 NOVA SCOTIA LIMITED

In connection with the Company’s acquisition of EyeWire, Inc., pursuant to a Combination Agreement dated August 5, 1999, the former stockholders of EyeWire received an aggregate of 1,561,010 exchangeable non-voting shares of 3032097 Nova Scotia Limited, a subsidiary the Company formed to complete the EyeWire acquisition. Each exchangeable non-voting share is exchangeable for one share of the Company’s common stock. The Company has an effective shelf registration statement in place with respect to the resale of the common stock by such former EyeWire stockholders. The former stockholders of EyeWire must exchange their exchangeable non-voting shares into the shares of the Company’s common stock before they can sell shares under the shelf registration statement.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW, THE CERTIFICATE OF INCORPORATION AND THE BYLAWS

Section 203 of the Delaware General Corporation Law

The Company is a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a “business combination,” as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an “interested stockholder,” as defined in Section 203, unless:

–	prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

–
the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with its affiliates, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to the Company and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by the stockholders.

Issuance of Preferred Stock

The board of directors is authorized to issue 5,000,000 shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, terms of redemption, conversion rights and the designation of any such series, without the approval of the stockholders. As a result, the board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of the common stock. The board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Classification of the Board of Directors

The restated certificate of incorporation provides that the board of directors will consist of up to ten directors and be divided into three classes. The directors in each class will serve three-year terms, with one class being elected each year by the stockholders. The term of the Class I directors (two directors) will expire at the annual meeting of stockholders to be held in 2004; the term of the Class II directors (two directors) will expire at the annual meeting of stockholders to be held in 2005; and the term of the Class III directors (three directors) will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve for a three-year term. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may maintain the incumbency of the board of directors.

Stockholder Action; Special Meetings of Stockholders

The restated certificate of incorporation provides that the stockholders may not take action by written consent, and can only take action at a duly called annual or special meeting of stockholders. The certificate further provides that, unless otherwise prescribed by statute or by the restated certificate of incorporation, special meetings of stockholders may only be called by the Chairman of the Board, the President or the Secretary of the Company, at the written request of at least two-thirds of the entire board of directors or the record holders of at least a majority of the outstanding shares of the common stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for the Company’s shares.

Item 2.      EXHIBITS.

The following exhibits are incorporated herein by reference:

1.	Restated Certificate of Incorporation of Getty Images, Inc. (1)
2.	Bylaws of Getty Images, Inc. (1)
3.	All exhibits required by the instructions to Item 2 will be supplied to the New York Stock Exchange.

(1)	Incorporated by reference from the Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GETTY IMAGES, INC. (Registrant)

By:	/s/ JEFFREY L. BEYLE
Name: Title:	Jeffrey L. Beyle Senior Vice President, Secretary and General Counsel

Date: October 29, 2002